SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

1347 Capital Corp.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities) 68245V 103
(CUSIP Number)
Joel L. Rubinstein, Esq.
McDermott Will & Emery LLP
340 Madison Avenue
New York, New York 10173-1922
(212) 547-5336
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 21, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68245V 103	SCHEDULE 13D

1	NAME OF REPORTING PERSONS 1347 Investors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,348,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,348,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,348,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 22.7%
14	TYPE OF REPORTING PERSON CO

1. Does not include 699,000 shares which may be purchased by exercising warrants that are not presently exercisable.

CUSIP No. 68245V 103	SCHEDULE 13D

1	NAME OF REPORTING PERSONS 1347 Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,348,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,348,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,348,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 22.7%
14	TYPE OF REPORTING PERSON CO

1. Does not include 699,000 shares which may be purchased by exercising warrants that are not presently exercisable.

CUSIP No. 68245V 103	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Larry G. Swets, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,348,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,348,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,348,000(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.7%
14	TYPE OF REPORTING PERSON IN

1. The reporting person disclaims beneficial ownership of the shares.

2. Does not include 699,000 shares which may be purchased by exercising warrants that are not presently exercisable.

CUSIP No. 68245V 103	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Hassan Baqar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,348,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,348,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,348,000(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 22.7%
14	TYPE OF REPORTING PERSON IN

1. The reporting person disclaims beneficial ownership of the shares.

2. Does not include 699,000 shares which may be purchased by exercising warrants that are not presently exercisable.

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, $0.0001 par value per share (the "Common Stock"), of 1347 Capital Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 150 Pierce Road, 6th Floor, Itasca, IL 60143.

Item 2.	IDENTITY AND BACKGROUND

(a) This statement is filed by 1347 Investors LLC (the “Sponsor”), 1347 Capital LLC (the “Manager”), Larry G. Swets, Jr., and Hassan Baqar (together, the "Reporting Persons").

(b) The principal business address of the Reporting Persons is 150 Pierce Road, 6th Floor, Itasca, IL 60143.

(c) The principal business of each of the Reporting Persons is as follows:

Name	Principal Business
1347 Investors LLC	Sole business is to act as the Issuer’s sponsor in connection with its initial public offering.
1347 Capital LLC	Serves as Managing Member of the Sponsor. Private investment firm.
Larry G. Swets, Jr.	Chairman of the Board of Directors of the Issuer. A manager of the Manager. President, Chief Executive Officer and Director of Kingsway Financial Services Inc.
Hassan Baqar	Chief Financial Officer, Secretary and a Director of the Issuer. President of the Sponsor. A manager of the Manager. Vice President of Kingsway Financial Services Inc.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The individual Reporting Persons are all citizens of the United States of America. The Sponsor and Manager were both formed under Delaware law.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the securities reported herein were derived from available working capital of the Sponsor. The Sponsor paid the Issuer $25,000 for the Insider Shares (as defined below), $1.98 million for the Private Units (as defined below) and $300,000 for the $15 Exercise Price Sponsor Warrants (as defined below).

Item 4.	PURPOSE OF TRANSACTION

Insider Shares

Pursuant to the terms of a securities purchase agreement with the Issuer effective as of April 17, 2014 (the “Securities Purchase Agreement”), the Sponsor purchased 1,150,000 shares of Common Stock (the “Insider Shares”) for an aggregate purchase price of $25,000 in cash, or approximately $0.02 per share.

Private Units

Pursuant to a purchase agreement dated as of July 15, 2014 between the Sponsor and the Issuer (the “Private Units Purchase Agreement”), the Sponsor agreed to purchase 180,000 units (the “Private Units”) on the date that the Issuer’s initial public offering was consummated. The Sponsor also agreed, pursuant to the Private Units Purchase Agreement, to purchase up to an additional 18,000 Private Units from the Issuer depending on the extent to which the underwriters’ over-allotment option in connection with the Issuer’s initial public offering was exercised. Each Private Unit consists of (i) one share of Common Stock, (ii) one right to receive one-tenth of a share of Common Stock automatically on the consummation of an initial business combination and (iii) one warrant entitling the holder thereof to purchase one-half of one share of Common Stock at a price of $11.50 per full share (the “Private Warrants”). The Private Warrants become exercisable on the later of 30 days after the completion of the Issuer’s initial business combination and 12 months from the closing of the Issuer’s initial public offering, and will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

On July 21, 2014, the Issuer consummated its initial public offering of 4,000,000 units, and, pursuant to the Private Units Purchase Agreement, the Sponsor purchased 180,000 Private Units. On July 23, 2014, the Issuer sold an additional 600,000 units as a result of the underwriters’ election to exercise the over-allotment option in connection with the Issuer’s initial public offering in full. As a result, and pursuant to the Private Units Purchase Agreement, on July 23, 2014, the Sponsor purchased an additional 18,000 Private Units.

$15 Exercise Price Sponsor Warrants

Pursuant to a purchase agreement dated as of July 15, 2014 (the “$15 Exercise Price Sponsor Warrants Purchase Agreement”) between the Sponsor and the Issuer, the Sponsor purchased 600,000 warrants (the “$15 Exercise Price Sponsor Warrants”) for an aggregate price of $300,000, in a private placement on July 21, 2014. Each $15 Exercise Price Sponsor Warrant entitles the holder to purchase one share of Common Stock for $15.00 per share and is exercisable on the later of (i) 30 days after the completion of the Issuer’s initial business combination and (ii) 12 months from the closing of the Issuer’s initial public offering. The $15 Exercise Price Sponsor Warrants will expire seven years after the date on which they first become exercisable.

Stock Escrow Agreement

Pursuant to a Stock Escrow Agreement between the Issuer, the Sponsor and Continental Stock Transfer & Trust Company (the “Stock Escrow Agreement”), on July 15, 2014, the Insider Shares were placed into an escrow account maintained in New York, New York by Continental Stock Transfer & Trust Company, acting as escrow agent. Subject to certain limited exceptions, 50% of the Insider Shares will not be transferred, assigned, sold or released from escrow until the earlier of one year after the date of the consummation of the Issuer’s initial business combination and the date on which the closing price of the Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Issuer’s initial business combination and the remaining 50% of the Insider Shares will not be transferred, assigned, sold or released from escrow until one year after the date of the consummation of the Issuer’s initial business combination, or earlier, in either case, if, subsequent to our initial business combination, the Issuer completes a liquidation, merger, stock exchange or other similar transaction which results in all of the Issuer’s stockholders having the right to exchange their shares of Common stock for cash, securities or other property. The limited exceptions referred to above include (1) transfers among the insiders, to the Issuer’s officers, directors, advisors and employees, (2) transfers to an insider’s affiliates or its members upon its liquidation, (3) transfers to relatives and trusts for estate planning purposes, (4) transfers by virtue of the laws of descent and distribution upon death, (5) transfers pursuant to a qualified domestic relations order, (6) private sales made at prices no greater than the price at which the securities were originally purchased or (7) transfers to the Issuer for cancellation in connection with the consummation of an initial business combination, in each case (except for clause 7) where the transferee agrees to the terms of the escrow agreement and forfeiture, as the case may be, as well as the other applicable restrictions and agreements of the holders of the Insider Shares.

Working Capital Loans

The Sponsor and the Issuer’s officers and directors may, but are not obligated to, loan the Issuer funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of the Issuer’s initial business combination, without interest, or, at the lender’s discretion, up to $500,000 of the notes may be converted upon consummation of our business combination into additional private units at a price of $10.00 per unit.

Registration Rights

The holders of the Insider Shares issued and outstanding on the date of the prospectus associated with the Issuer’s initial public offering, as well as the holders of the private units (and underlying securities) and any shares the Issuer’s insiders, officers, directors or their affiliates may be issued in payment of working capital loans made to the Issuer, will be entitled to registration rights pursuant to a registration rights agreement entered into on July 15, 2014 among the Issuer, the Sponsor and EarlyBirdCapital, Inc. (the “Registration Rights Agreement”). The holders of a majority of these securities are entitled to make up to two demands that the Issuer register such securities. The holders of the majority of the Insider Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the private units or shares issued in payment of working capital loans made to us can elect to exercise these registration rights at any time after the Issuer consummates a business combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of the Issuer’s initial business combination.

Letter Agreements

On July 15, 2014, the Issuer entered into letter agreements (the “Letter Agreements”) with the Sponsor and the Issuer’s officers and directors. Pursuant to the Letter Agreements, the Sponsor and each of the Issuer’s officers and directors have agreed (A) to vote their Insider Shares, shares included in the Private Units and any public shares acquired in or after the Issuer’s initial public offering in favor of any proposed business combination, (B) not to propose, or vote in favor of, an amendment to the Issuer’s amended and restated certificate of incorporation that would affect the substance or timing of the Issuer’s obligation to redeem 100% of the Issuer’s public shares if the Issuer does not complete an initial business combination within 18 months from the closing of the Issuer’s initial public offering (or 24 months from the closing of the Issuer’s initial public offering if the Issuer has entered into a letter of intent or definitive agreement with a target business for a business combination within 18 months from the closing of the Issuer’s initial public offering and such business combination has not yet been consummated within such 18-month period), unless the Issuer provides its public stockholders with the opportunity to redeem their shares of common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to the Issuer for its working capital requirements or to pay the Issuer’s franchise and income taxes, divided by the number of then outstanding public shares, (C) not to convert any shares (including the shares included in the Private Units) into the right to receive cash from the trust account in connection with a stockholder vote to approve a proposed initial business combination or a vote to amend the provisions of the Issuer’s amended and restated certificate of incorporation relating to the substance or timing of the Issuer’s obligation to redeem 100% of our public shares if the Issuer does not complete an initial business combination within 18 months from the closing of this offering (or 24 months, as applicable) and (D) that the Insider Shares and shares included in the Private Units shall not be entitled to be redeemed for a pro rata portion of the funds held in the trust account if a business combination is not consummated. Additionally, the Sponsor has agreed not to transfer, assign or sell any of the private units or underlying securities (except to the same permitted transferees as the Insider Shares and provided the transferees agree to the same terms and restrictions as the permitted transferees of the Insider Shares must agree to, each as described above) until the completion of the Issuer’s initial business combination.

The foregoing summaries of certain terms of the Securities Purchase Agreement, the Private Units Purchase Agreement, the $15 Exercise Price Sponsor Warrants Purchase Agreement, the Stock Escrow Agreement, the Registration Rights Agreement and the Letter Agreements are not complete and are qualified in their entirety by reference to the full text of the documents, which are referenced as Exhibits 1-6 to this Schedule 13D.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock or selling some or all of their Common Stock or other securities and, alone or with others, pursuing discussions with the management, the board of directors, other shareholders of the Issuer and third parties with regard to their investments in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) As described in Item 4, the Reporting Persons may be deemed the beneficial owners of 1,348,000 shares of Common Stock representing approximately 22.7% of the outstanding shares of the Issuer’s Common Stock. This does not include shares issuable upon exercise of the Private Warrants or the $15 Exercise Price Sponsor Warrants, because such warrants are not exercisable within 60 days.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is calculated based upon 5,948,000 shares of Common Stock outstanding, which, as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on July 16, 2014, includes 1,150,000 Insider Shares, 4,000,000 shares of Common Stock included in the units sold in the Issuer’s initial public offering, 600,000 shares of Common Stock included in the units sold as a result of the underwriters’ election to exercise the overallotment option in connection with the Issuer’s initial public offering in full, and an aggregate of 198,000 shares of Common Stock included in the Private Units.

(b) By virtue of their control of the Sponsor, the other Reporting Persons share the power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the 1,348,000 shares of Common Stock held by the Sponsor.

(c) Other than the transactions described in Items 3 and 4 above, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the agreements described in Exhibits 1-8 hereto, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS
Exhibit	Description
1	Securities Purchase Agreement, dated April 17, 2014, between the Issuer and 1347 Investors LLC (filed as Exhibit 10.5 to the Issuer’s Registration Statement on Form S-1 SEC File No. 333-195695 on May 5, 2014 and incorporated by reference herein).

2	Private Units Purchase Agreement, dated July 15, 2014, between the Issuer and 1347 Investors LLC (filed as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K on July 21, 2014 and incorporated by reference herein).

3	$15 Exercise Price Sponsor Warrants Purchase Agreement, dated July 15, 2014, between the Issuer and 1347 Investors LLC (filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K on July 21, 2014 and incorporated by reference herein).

4	Stock Escrow Agreement, dated July 15, 2014, among the Issuer, 1347 Investors LLC and Continental Stock Transfer & Trust Company (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K on July 21, 2014 and incorporated by reference herein).

5	Registration Rights Agreement, dated July 15, 2014, among the Issuer, 1347 Investors LLC, and EarlyBirdCapital, Inc. (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K on July 21, 2014 and incorporated by reference herein).

6	Letter Agreements (filed as Exhibits 10.3(a), 10.3(d), 10.3(e), 10.3(f), 10.3(g), 10.3(h), 10.3(i), and 10.3(j) to the Issuer’s Current Report on Form 8-K and incorporated by reference herein).

7	Joint Filing Agreement, dated July 31, 2014.

8	Powers of Attorney (filed as Exhibit 24 to Forms 3 filed by the Reporting Persons on July 15, 2014 and incorporated by reference herein).

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 31, 2014

1347 INVESTORS LLC By: /s/ Hassan Baqar* Name: Hassan Baqar Its: President 1347 CAPITAL LLC By: /s/ Hassan Baqar* Name: Hassan Baqar Its: Manager /s/ Larry G. Swets, Jr.* Larry G. Swets, Jr.
/s/ Hassan Baqar* Hassan Baqar

* By: /s/ Zachary Swartz Name: Zachary Swartz Attorney-in-Fact

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

DATE: July 31, 2014

1347 INVESTORS LLC By: /s/ Hassan Baqar* Name: Hassan Baqar Its: President 1347 CAPITAL LLC By: /s/ Hassan Baqar* Name: Hassan Baqar Its: Manager /s/ Larry G. Swets, Jr.* Larry G. Swets, Jr.
/s/ Hassan Baqar* Hassan Baqar

* By: /s/ Zachary Swartz Name: Zachary Swartz Attorney-in-Fact